

June 17, 2022

Yongchen Lu
Chief Executive Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People's Republic of China, 200003

> **Re: TH International Limited**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed June 8, 2022**
> **File No. 333-259743**

Dear Mr. Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-4 filed June 8, 2022

Selected Definitions, page v

1.   Please revise the definition of "PRC" so that it does not exclude Hong Kong and Macau.

Termination of UBS's Engagements, page 123

2.   We note your disclosure that "UBS has not confirmed whether it agrees with the disclosure made in this proxy statement/prospectus related to the termination and, therefore, there can be no assurances that UBS agrees with such disclosure, and no inference can be drawn to this effect." Please also provide us with a letter from UBS and its affiliates stating whether they agree with the statements made in your proxy

statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect whether you have discussed the disclosure with UBS, and if UBS does not respond, please revise your disclosure to indicate you have asked and not received a response.

3. Please tell us whether UBS was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 126 regarding the "relative valuation analysis" reviewed by Silver Crest's board of directors and the related analysis of comparable publicly-traded companies that were "selected based on the professional judgment of Silver Crest's management". If UBS was involved in preparing this disclosure, please clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise, and please also revise your risk factor on page 88 to describe their role in connection with the preparation of the registration statement and the valuation of THIL. â€‹Last, please clarify whether UBS claims no role in the Silver Crest's business combination transaction. In this regard, we note your disclosure that "UBS will not be responsible for any portion of THIL's registration statement on Form F-4 in connection with the Business Combination."

4. Please disclose whether UBS assisted in the preparation or review of any materials reviewed by the Silver Crest board of directors or management as part of their services to Silver Crest, including the "benchmarking" guidance discussed on page 123, and disclose whether UBS has withdrawn its association with those materials and notified Silver Crest of such disassociation. With respect to any notifications to PIPE investors regarding the transaction, the "support in the assembly of materials included in the presentation to PIPE investors" as disclosed on page 123, as well as any other materials reviewed by PIPE investors, please also disclose the role played by UBS and discuss whether UBS has withdrawn its association with those materials and notified Silver Crest of such disassociation.

Silver Crest's Board of Directors' Reasons for the Business Combination, page 124

5. We note your responses to comments 16 and 17 as well as your amended disclosure on page 122 that BofA Securities organized and processed "publicly available market data with respect to sector-specific comparable companies for the preparation of certain valuation-related marketing materials that were presented to and reviewed by Silver Crest's board of directors and management and PIPE investors." Please further revise to clarify the role of BofA Securities and its affiliates in preparing, presenting, analyzing and/or discussing the comparable companies and valuation-related analyses and materials. Please clarify what you mean by "valuation-related marketing materials." Please tell us in your response whether BofA Securities or any of its affiliates was involved in the preparation of any disclosure that is included in the registration statement or material underlying disclosure in the registration statement, revise to

clarify who prepared the "financial projections provided by THIL's management" and reviewed by Silver Crest's board, revise your risk factor on page 87 to describe the role of BofA Securities and its affiliates in connection with the preparation of the registration statement and the valuation of THIL, and revise your disclosure on page 122 to disclose whether BofA Securities or any of its affiliates has notified Silver Crest of the disassociation of the valuation-related materials.

6. We note your summary of the "relative valuation analysis reviewed by Silver Crest's board of directors" that assesses comparable companies selected by Silver Crest's management. As your disclosure on page 122 indicates that such analyses were prepared by BofA Securities and included in the materials presented and reviewed by Silver Crest's board, please provide us with your analysis of whether such materials fall within the purview of Item 4(b) of Form F-4, and if such materials differ from the analyses of the companies selected by Silver Crest's management, explain such difference. To the extent that you conclude that such materials constitute an Item 4(b) report, please summarize in a separate section the valuation-related analyses/materials prepared by BofA Securities and provide the information required by Item 4(b) of Form F-4 and Item 1015(b)(6) of Regulation M-A, including the underlying data for each selected company, and also file such analyses/materials as an exhibit to this registration statement, consistent with Item 21(c) of Form F-4.

7. We note your response to comment 18, as well as your amended disclosure that "Silver Crest's board of directors views the termination of BofA Securities's engagements as part of a broader response to the proposed rules rather than as a reaction to a particular concern about the Business Combination." Please elaborate on the board's views -- including the basis for such views -- that the resignation of BofA Securities and its affiliates is related to the SEC's proposed rules and not specifically to the Business Combination, and disclose whether BofA Securities and its affiliates agree with such characterization. Disclose what consideration the board gave to the information provided by BofA Securities in connection with the transaction, including the comparable companies analyses that forms a part of the valuation-related materials, in light of BofA Securities' disassociation with such materials and whether the board continues to rely on such information; to the extent the board continues to rely on such information, please disclose the board's rationale in doing so given that the information was provided by an advisor that has since resigned and disassociated itself from such information and the liability related to such information. Please revise your disclosure to address these issues in the context of UBS' resignation, as well.

Silver Crest Acquisition Corporation Financial Statements, page F-41

8. Please revise to include interim financial statements for the period ended March 31, 2022.

Exhibit 23.1, page II-2

9. Please file an updated auditor consent.

General

10. Please provide us with (i) any correspondence between UBS, THIL and Silver Crest relating to UBS' resignation as capital markets advisor to Silver Crest and (ii) the engagement letter and indemnification agreement between Silver Crest and UBS, as discussed on page 123.

11. We note your disclosure in the last bullet on page 29 regarding the possible unavailability of cash and/or non-cash assets held in the PRC to fund operations; please revise to also address the possible unavailability of cash and/or non-cash assets held in Hong Kong to fund operations. We also note your disclosure on pages 60 and 63 regarding the possible unavailability of cash and/or non-cash assets held in Hong Kong to fund operations; please revise to also address the possible unavailability of cash and/or non-cash assets held in the PRC to fund operations.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John Owen